WitFoo Inc

2494 Jett Ferry Rd,
Suite 255
Dunwoody, GA 30338

Annual Report

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows 3) delivers a global threat feed and 4) provides business metrics that detail risk, compliance readiness, tool effectiveness, operations efficiency and gaps in the security practice.

Sales, Supply Chain, & Customer Base

WitFoo Precinct is sold via a channel of WitFoo enabled reseller partners. Partners are trained and enabled through the WitFoo Community partner portal. WitFoo currently has seven national resellers; Optiv, Mission Critical Systems, Structured Communications, Nexum Inc, Cumberland Group, Borderhawk and Realistic Solutions Inc. Partners purchase software through global software and electronics distributor, Synnex. Synnex assists with fulfillment of the orders. WitFoo has closed its first 20 customers and has active sales trials at 10 enterprise organizations with a sales pipeline of more than $3.5M. The product has been developed and tested in Fortune 500, mid-market, public sector and higher education organizations.

Competition

Investment in Cybersecurity by enterprise is predicted to exceed $1 trillion between 2017 and 2021 (Cybersecurity Ventures 2018 cybersecurity market report). As a result, there are many software vendors attempting to solve the problems facing cybersecurity operations. One approach used by WitFoo is "playbook automation." Playbook automation teaches investigators steps to reduce the work that the investigator must perform. Phantom (acquired by Splunk) and Demisto (acquired by Palo Alto Networks) are examples of these technologies. "Incident Response Platforms" including Resilient (acquired by IBM) and D3Cyber provide a work area for responders to coordinate investigative work. Security analytic tools provide visualizations that assist investigators in understanding incidents as they occur. Sqrrl is an example of these types of technologies. Security Information & Event Management (SIEM) tools including ArcSight, Splunk and QRadar, take in data from diverse security tools in the organization for logging, monitoring and analysis.

3. Prepayment. This Note may be prepaid in whole or in part within 18 months of issuance upon payment of a prepayment fee of 200% of the principal sum in addition to the principal and accrued interest. After 18 months the Note may be prepaid in whole or in part upon payment of a prepayment fee of 300% of the principal sum in addition to the principal and accrued interest.

4. Default. If default occurs in any of the payments required hereunder, or should Maker (or any successor in title to Maker), become insolvent or commit any act or bankruptcy or make an assignment for the benefit of creditors or authorize the filing or file a voluntary petition in bankruptcy or should a receiver of any of his property be appointed or should involuntary bankruptcy proceedings be filed against Maker (and such involuntary petition is not dismissed within thirty (30) days after filing), then, in any such event, at the option of the Holder hereof, at any time thereafter, without notice or demand, the unpaid principal balance of this Note shall at once become due and payable and shall bear interest at the Default Rate (as hereinafter defined) from the date of such default or event. Failure to exercise any of said options shall not constitute a waiver on the part of Holder hereof of the right to exercise the same at any other time. The Default Rate shall be the Prime Rate as set forth in The Wall Street Journal plus four percent (4%) per annum. In the event of any default hereunder, Maker shall pay all reasonable attorneys' fees and costs incurred by Holder in enforcing and collecting this Note.

5. Waiver. Maker, for itself, its successors and assigns, hereby expressly waives presentment for payment, demand, notice of demand, notice of dishonor, protest, notice of protest, diligence in collection and all other notices or demands whatsoever with respect to this Note or the enforcement hereof except as expressly provided for herein, and hereby consents to any and all indulgences granted by Holder, or any substitution, exchange or release of collateral permitted by Holder, all without in any way modifying, altering, releasing, affecting or limiting the validity of the indebtedness evidenced hereby or impairing any of Holder's rights following a default hereunder. No failure to accelerate the debt evidenced hereby by reason of default from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the united States or any State thereof; and Maker hereby expressly waives the benefit of any statute or rule of law or of equity now provided, or which may hereafter be provided, which would produce a result contradictory to or in conflict with the foregoing. No extension of the time
for payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note, shall operate to release, discharge, modify, change or affect the original liability of Maker under this Note, either in whole or in part, unless Holder agrees otherwise in writing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

6. Exemptions. Maker hereby waives and renounces for itself and its successors and assigns, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshaling, forbearance, valuation, stay, extension, redemption, appraisement, exemption or homestead now provided, or which may hereafter be provided by the Constitution or laws of the United States of America or of any state thereof to and in all its property, real and personal, against the enforcement and collection of the obligations evidenced by this Note.

7. Governing Law. This Note is intended to constitute a contract under and shall be construed, interpreted and enforced in accordance with the laws of the State of Georgia and all applicable federal laws and regulations.

8. Limit of Validity. If fulfillment of any provision of this Note shall involve transcending the limit of validity presently prescribed by any applicable usury statute or any other applicable law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no event shall any exaction be possible under this Note that is in excess of the now current limit of such validity, but such obligations shall be fulfilled to the limit of such validity.

9. Inurement. This Note shall bind and inure to the benefit of Maker and Holder and their respective heirs, executors, successors, assigns and legal representatives, whether by voluntary action or by operation of law. This Note may not be assigned by Holder.

10. Captions. The captions of the paragraphs of this Note are for convenience only and are not intended to be nor shall be construed as being a part hereof and shall not limit, expand or otherwise affect any of the terms hereof.

11. Conversion Rights Upon Change in Control. If an acquisition or similar change of control transaction occurs, then upon the closing of such transaction, the Note will, at the election of the Holder, become: a) payable upon demand as of the closing of such transaction subject to any prepayment fees in effect pursuant to Section 3; or b) redeemable for Common Stock equivalent to the amount of the Note converted to Common Stock at a twenty percent (20%) discount price per share equivalent to a pre-money valuation of $24,000,000 based on 3 million shares outstanding.

12. Early Conversion. At any time after 18 months from the date of issuance of the Note, the Holder may elect to convert the Note to Common Stock equivalent to the amount of the Note converted to Common Stock at a price per share equivalent to a valuation of $24,000,000 based on 3 million shares outstanding.

13. Maker may seek other financing and investments in addition to this Note.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2019-12-31.

In 2019 we realized $391,177.36 in revenue and have >$3.5M in our 2020 pipeline. We have adjusted operating expenses to bridge the gap to additional funding and/or revenue. With our recurring revenue and planned capital raise, we can operate for six quarters without additional revenue generation, while increasing staff and marketing efforts to achieve a $2M run rate.

Pricing strategy of WitFoo Precinct has proven effective and sustainable. All pricing is quoted in pre-paid, recurring terms (at a 1 year minimum and 5 year maximum.) Licensing is based on the number of *knowledge workers* (active email addresses) in an organization. All deployments consist of one line-item, a license for each email address (and non-guest network accounts) inside of a customer's network. This pricing model makes our product accessible to small, mid-market organizations, Fortune 500 and public sector. Along with the license model, multi-tenancy capabilities make WitFoo desirable solution for Managed Security Service Providers (MSSPs) as well.

Additionally, the customer cannot negotiate on pricing. Discounts are given for term (to incent larger purchase), quantity (for larger organizations) and for purchasing from a WitFoo certified partner. Discounts are also offered to public sector, education and non-profit organizations. Details on pricing can be found on the WitFoo web site under the *pricing* heading.

WitFoo has a proven channel program of certified reseller partners. Utilizing resellers, we can contain the cost of our sales, marketing and support teams. We have signed seven reselling partners that are generating sales pipeline and moving deals to close.

Using distribution, a partner network, simple and affordable pricing, our cost of sales is expected to remain low as we scale the business.

Partner Channel

WitFoo has implemented an on-line Community portal to coordinate training, certifications and sales opportunities. Partners utilize Community to learn how to use, sell and support WitFoo products. The portal and training have been validated. This approach will keep costs of sale and support low. It also reduces barriers for partners to join our channel program.

COGS

- $100,000 (under convertible note security) from Steve Tobkin to be paid at 8% APR with option to convert to shares with a maturity date of October 1, 2018.
- $75,000 borrowed from shareholder and director, Chris Tobkin. No maturity date on this loan

Previous offerings

- 2016-04-15, Reg D Rule 506, 1848500 Common Shares. Use of proceeds: Research and development of product
- 2017-05-01, Reg D Rule 506, 593219 Common Shares. Use of proceeds: - Building sales and support infrastructure - Research and development
- 2017-05-01, Reg D Rule 506, 400000 Convertible Notes. Use of proceeds: Operating Expenses

Costs of Goods Sold models have been proven for sustainable profitability. The following costs are included in each transaction:

- 6% of gross to distributor

- 5-28% of gross to reseller

The net is applied to operational expense (personnel) and growth. **Deal Size**

Recurring revenues as of January 31, 2020 are $299,923.45 with an average deal size (since inception) of $97,879.24.

Financial Milestones

With ~$390k closed in 2019, investors should expect revenues to exceed $1M in 2020 and to grow year over year. Growth is protected by the recurring term. Maintaining existing customers will enable timely revenue growth. The cost containment in sales and support via the channel investment will keep margins high.

Growing the Partner Channel

At the end of 2020, WitFoo will have 10 reseller partners (there are 7 currently.) The margin paid by WitFoo is guaranteed via the haggle-free pricing model which is extremely attractive current and prospective WitFoo partners. ~$3.5M worth of sales opportunities exist currently. These opportunities have been qualified and most (>50%) already have active trials running in the production networks with the help of partners. As the partner channel grows and is enabled and trained, WitFoo sales workforce will grow rapidly via the channel. Resulting sales pipeline and revenue will grow with it.

Financial Projections

With the growth in market demand, increased WitFoo marketing coverage and enabled Channel sales work force, WitFoo revenue is expected to grow 20% to 30% quarter over quarter. Starting forecasting in 1Q2020 at 2019 levels with a 20% Quarter over Quarter growth yields the following projections:

2020: $827,366

2021: $1,715,627

2022: $3,557,524

Liquidity and Capital Resources

The company is currently generating operating losses and requires the infusion of new capital to continue business operations. The proceeds from the current capital raise campaign will sustain business operation for six more quarters without additional revenue generation. If the company is successful in this offering, we will likely continue to raise capital under any method available to the company. Use of the funds will go toward paying off existing debt and hiring staff to fulfill our revenue goals, including development resources and field sales and marketing efforts.

Indebtedness

Valuation

$4,915,962.96

1HCY2017 revenue was $246,000 producing a $492,000 annual run-rate. Valuation is   at 10x the current run-rate. Additionally, active sales opportunities exceed the $4.92M valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.36	$106,999.60
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,399.36	$100,579.6
Use of Net Proceeds:		
R&D and Production	$0	$70,000
Marketing	$0	$5,579.60
Working Capital	$0	$0
Services & Software	$0	$10,000
Professional Services for additional Capital Raise	$9,399.36	$15,000
Total Use of Net Proceeds	$9,399.36	$100,579.60

We raised the maximum of $107,000 in this initial offering through Regulation Crowdfunding. We have paid Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We have paid StartEngine their 6% commission

R&D funds will be used to staff product development efforts. In particular, we're placing a strong emphasis on third party integrations and big data analytics to improve scalability. Marketing funds will be applied to targeted add campaigns in specific markets and incident response workshops in select cities. Ongoing capital raise efforts will require T&L expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF. Annual

Report

The company will make annual reports available upon request and through its shareholder portal. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

I, Tim Bradford, the Chief Executive Officer (CEO) of WitFoo, Inc., hereby certify that the financial statements of WitFoo, Inc. and notes thereto for the periods ending January 1, 2019_ (beginning date of review) and December 31, 2019 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of $391,177.36   ; taxable income of ($475,660.00)_____ and total tax of $_0.00____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____2/19/2020_____ (Date)

WitFoo, Inc.

BALANCE SHEET

As of December 31, 2019

(unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Credit Card Cash Back	0.00
Witfoo (XXXXXX 1985)	25,411.53
Total Bank Accounts	**$25,411.53**
Other Current Assets	
Due from Start Engine	33,820.44
Payroll Advance	0.00
SH Receivable	0.00
Shareholder Loan	-50,000.00
Uncategorized Asset	-711.60
Undeposited Funds	-500.00
Total Other Current Assets	**$ -17,391.16**
Total Current Assets	**$8,020.37**
Fixed Assets	
Computers	10,015.13
Accumulated Depreciation	-6,954.90
Total Computers	**3,060.23**
Software (Capitalized)	50,498.09
Accumulated Amortization	-11,904.00
Total Software (Capitalized)	**38,594.09**
Startup Costs (Amortized)	1,765.00
Total Fixed Assets	**$43,419.32**
TOTAL ASSETS	**$51,439.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Card (9264)	29,763.45
Business Platinum Visa	-4,973.90
Wells Fargo Business Card	4,973.90
Total Credit Cards	**$29,763.45**
Other Current Liabilities	
Loan from Shareholder	-5,000.00
Loan Payable	0.00
Payable - Services	0.00
SH Loan - Bradford	14,941.85
SH Loan - Ditmore	0.00
SH Loan - Riforgiate	0.00
SH Loan - Tobkin	75,665.00
Total Other Current Liabilities	**$85,606.85**

WitFoo, Inc.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
December 31, 2019 (unaudited)

WitFoo, Inc.
Index to Financial Statements
(unaudited)

	TOTAL
Total Current Liabilities	**$115,370.30**
Long-Term Liabilities	
Notes Payable	109,129.28
Total Long-Term Liabilities	**$109,129.28**
Total Liabilities	**$224,499.58**
Equity	
Additional Paid-In Capital	0.00
Capital Stock	31,571.01
Partner Contributions	2,022,729.64
Retained Earnings	-1,868,761.37
SE Part Cont Not Received	34,010.44
Net Income	-392,609.61
Total Equity	**$ -173,059.89**
TOTAL LIABILITIES AND EQUITY	**$51,439.69**


WitFoo, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

WitFoo, Inc.

PROFIT AND LOSS

January - December 2019


	TOTAL
Income	
Discounts given	-2,304.26
Refunds-Allowances	7,678.31
Sales	374,890.15
Services	10,913.16
Total Income	**$391,177.36**
Cost of Goods Sold	
Cost of Goods Sold	1,300.00
Total Cost of Goods Sold	**$1,300.00**
GROSS PROFIT	**$389,877.36**
Expenses	
Accounting Services	1,828.82
Advertising	1,358.74
Bank Charges	5,912.23
Commissions & fees	1,464.05
Dues & Subscriptions	925.00
Insurance	6,002.80
Interest Expense	10,000.00
Interest Expense - Tobkin	4,000.00
Legal & Professional Fees	30,761.75
Meals and Entertainment	42.89
Business Meals (100%)	4,660.64
Entertainment & Meals (50%)	581.42
Total Meals and Entertainment	**5,284.95**
Office Expenses	92,584.52
Office 365	2,407.59
Server Space	85.17
Total Office Expenses	**95,077.28**
Other General and Admin Expenses	3,818.25
Payroll	473,901.68
Additional Payroll Fees	41,098.76
Company Paid Benefits	185.00
Payroll Taxes	3,287.89
Total Payroll	**518,473.33**
Promotional	1,150.00
Purchases	12,000.00
QuickBooks Payments Fees	31.68
Rent or Lease	125.00
Salaries and Wages	16,290.39
Shipping and delivery expense	79.95
Subcontractors	
Development Labor	39,000.00
Marketing and Collateral Labor	1,500.00

	TOTAL
Total Subcontractors	**40,500.00**
Taxes & Licenses	954.48
Travel	104.00
Accommodations	6,212.90
Airfare	9,516.70
Miscellaneous	966.55
Parking	78.18
Transport	314.26
Uber	8,652.68
Total Travel	**25,845.27**
Uncategorized Expense	603.00
Total Expenses	**$782,486.97**
NET OPERATING INCOME	**$ -392,609.61**
NET INCOME	**$ -392,609.61**

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(unaudited)

	Common Shares	Amount	Total Stockholder Equity
December 31, 2019			
Stock Option Compensation	454,000	$ -	0
Issuance of Stock	4,172,204	$ -	

NOTE 1 – NATURE OF OPERATIONS

WitFoo, Inc. was formed on February 5, 2016 ("Inception") in the State of DE. The financial statements of WitFoo, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, GA

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides a global threat feed and 4) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from software sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under

WitFoo, Inc
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018(unaudited)

WitFoo, Inc.

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-392,609.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Shareholder Loan	50,000.00
Uncategorized Asset	711.60
Computers	-3,060.23
Business Card (9264)	29,763.45
Business Platinum Visa	-10,436.07
Wells Fargo Business Card	4,973.90
Loan from Shareholder	-5,000.00
SH Loan - Bradford	18,941.85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**85,894.50**
Net cash provided by operating activities	**$ -306,715.11**
FINANCING ACTIVITIES	
Notes Payable	4,000.00
Partner Contributions	60,000.00
Net cash provided by financing activities	**$64,000.00**
NET CASH INCREASE FOR PERIOD	**$ -242,715.11**
Cash at beginning of period	267,626.64
CASH AT END OF PERIOD	**$24,911.53**

ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT
The company has outstanding promissory notes for $100,000. The notes bear interest of 8% per year, paid quarterly, with the balance due at maturity dates of September 5, 2018 and October 1, 2018 respectively. The company also has an outstanding loan to an existing shareholder for $70,000.00.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.